Contact

www.linkedin.com/in/sabrina-kemeny-02b5944b (LinkedIn)

Top Skills

Semiconductors
Business Development
Business Strategy

Sabrina Kemeny

Co-Founder TAP
Los Angeles, California, United States

Summary

Dr. Kemeny is best known for co-inventing the camera-on-a-chip technology which revolutionized digital imaging and is at the core of every cell phone camera, while working for Nasa's Jet Propulsion Laboratory (JPL). Subsequently, she was co-founder and CEO of Photobit Corporation, the company that successfully commercialized the fledgling CMOS sensor technology. After managing several rounds of equity financing and negotiating many strategic alliances with players such as Kodak, Intel and Hitachi, she oversaw the acquisition of Photobit to Micron Technology, Inc.

More recently, Dr. Kemeny co-founded TAP. a high tech start-up that is changing the way people interact with the electronic world. The company's debut product is a revolutionary one-handed wearable which allows you to type by tapping your fingers on ANY surface: a table, a chair, or even your body. Tap is a fast, accurate and eyes-free method of inputting language and commands to any bluetooth-enabled device, including smartphones, tablets, smart TVs, and computers as well as providing language input for VR and AR.

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Experience

Tap With Us (Tap Systems Inc.)
Co-Founder
January 2015 - Present (9 years 2 months)
Los Angeles

Self-Employed
Business Advisor/Angel Investor
January 2004 - January 2015 (11 years 1 month)

Advise and mentor high tech start-ups. Angel Investor with Tech Coast Angels.

Micron
Marketing Manager

December 2001 - October 2003 (1 year 11 months)

Strategic technical marketing for Micron Imaging and assistance with integration post acquisition.

Photobit
Founder and CEO
January 1995 - November 2001 (6 years 11 months)

Recruited core JPL Active Sensor Pixel team and management to Photobit, and negotiated exclusive license agreement with the California Institute of Technology (Caltech). Responsibilities included strategic planning, licensing, financing, legal liaison (in lieu of not having in-house General Counsel) and oversight and administration of day to day operations. Key role in negotiating strategic alliances with Intel Corporation, Basler AG, Eastman Kodak Company, Schick Technologies, Inc., Sunplus Corporation and Gentex Corporation. Primary responsibility for core patent litigation resulting in successful settlement agreement with Omnivision Technology Inc. Primary responsibility for closing four rounds of private corporate financing totaling $47 M. Lead role in negotiating the acquisition by Micron Technology, Inc. and related third party negotiations to facilitate closing of the transaction.

Jet Propulsion Laboratory
Member of the Technical Staff (Research Scientist)
January 1990 - December 1994 (5 years)
Pasadena, CA

Research of advanced mixed signal concurrent processing integrated circuits. Investigation of path planning and neural network ASICs. Design of custom CMOS image sensors for the Active Pixel Sensor (APS) R&D Team, and was one of the three original inventors of the CMOS APS technology.

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Education

Columbia University in the City of New York
BS, MS, Ph.D, Electrical and Electronics Engineering · (1982 - 1991)

University of Vermont
Associate of Science (A.S.), Registered Nursing/Registered Nurse · (1975 - 1977)